Exhibit 3.1
Amendment of Bylaws of Clearwire Corporation
     NOW, THEREFORE, IT IS HEREBY RESOLVED, that Article 1, Section 1 of the Bylaws of the Company shall be amended and restated to read as follows:
     Section 1. Date and Time of Annual Meetings. An annual meeting of stockholders of Clearwire Corporation, a Delaware Corporation formerly known as New Clearwire Corporation (the “Corporation”) will be held each year on a date not later than 180 days after the Corporation’s fiscal year end at a time determined by the board of directors for the purpose of electing directors and of conducting such other business as may properly come before meeting.